Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  July 23, 2013

VIA EDGAR

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re: Zlato Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed July 23, 2013
         File No. 333-188610

Dear Ms. Mills-Apenteng:

     Pursuant to the staff's comment letter dated July 17, 2013, we respectfully submit this letter on behalf of our client, Zlato Inc., a Nevada corporation (the "Company").

     Amendment No. 2 to the Company's Form S-1 was filed with the Commission via EDGAR on or about July 23, 2013.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. The page numbers below reference the redlined Amendment No. 2 to the Company's Form S-1.

RISK FACTORS

"AS AN `EMERGING GROWTH COMPANY' UNDER THE JOBS ACT...," PAGE 11

1. WE NOTE YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 9, WHICH INCLUDES THE ASSERTION THAT ALL OF THE EXEMPTIONS AVAILABLE TO YOU AS AN EMERGING GROWTH COMPANY WOULD CONTINUE TO BE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY. SINCE NOT ALL EXEMPTIONS AVAILABLE TO EMERGING GROWTH COMPANIES ARE AVAILABLE TO SMALLER REPORTING COMPANIES, PLEASE REVISE YOUR DISCLOSURE TO SPECIFY WHICH OF THE EXEMPTIONS YOU REFERENCE WOULD CONTINUE TO BE AVAILABLE TO YOU SO LONG AS YOU REMAIN A SMALLER REPORTING COMPANY. ADDITIONALLY, CONSIDER BREAKING OUT THE DISCUSSION ADDRESSING THE EXEMPTIONS AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY AS A SEPARATE RISK FACTOR.

Company response: The Company has streamlined the disclosure on page 11 and revised this risk factor to specifically disclose which exemptions would continue to be available to our Company so long as we remain a smaller reporting company.

2. PLEASE REVISE THE SENTENCE THAT BEGINS "AFTER, AND IF EVER, WE ARE NO LONGER AN `EMERGING GROWTH COMPANY,'" IN THE PENULTIMATE PARAGRAPH OF THIS RISK FACTOR TO REMOVE ANY IMPLICATION THAT YOU COULD REMAIN AN EMERGING GROWTH COMPANY INDEFINITELY.

Company response: The Company has removed this disclosure from the risk factor on page 11.

"AS A SHELL COMPANY THERE ARE RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY...," PAGE 12

3. WE NOTE YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 2. PLEASE REVISE THIS RISK FACTOR TO STATE CLEARLY THAT BECAUSE YOU ARE A SHELL COMPANY, RESALES OF UNREGISTERED SHARES ISSUED BY YOU ARE NOT PERMITTED UNDER RULE 144(I) UNTIL 12 MONTHS AFTER THE COMPANY IS NO LONGER CONSIDERED A SHELL COMPANY AND APPROPRIATE FORM 10 INFORMATION HAS BEEN PROVIDED. IN ADDITION, EXPAND THE RISK FACTOR TO CLARIFY THAT BECAUSE OF YOUR SHELL COMPANY STATUS, YOUR ABILITY TO ATTRACT ADDITIONAL FUNDING TO SUSTAIN YOUR OPERATIONS MAY BE SIGNIFICANTLY LIMITED.

Company response: The Company has revised this risk factor on page 12 to state clearly that because we are a shell company, resale of unregistered shares issued by you are not permitted under Rule 144(i) until 12 months after the Company is no longer considered a shell company and appropriate Form 10 information has been provided. We also expanded disclosure to clarify that because of our shell company status, our ability to attract additional funding to operate our business may be significantly limited.

INFORMATION WITH RESPECT TO THE REGISTRANT

THE MARKET, PAGE 22

4. PLEASE SUPPLEMENTALLY PROVIDE US WITH THE DOCUMENTATION REFERRED TO IN, OR SUPPORTING, THE FOLLOWING STATEMENTS:

     * "ACCORDING TO THE FEDERATION OF STATE MEDICAL BOARDS 2012 CENSUS, THERE WERE APPROXIMATELY 878,000 PHYSICIANS IN THE USA IN 2012...";

Company response: The Company is supplementally providing documentation requested by the Staff via overnight courier. In "Appendix 1" to such supplemental documentation, the Company submits the cover page of the applicable report followed by the applicable page of the report referencing the disclosure.

     * "VARIOUS PRIVATE SURVEYS OF MEDICAL PROFESSIONALS GENERALLY INDICATE THAT A SIGNIFICANT MAJORITY WERE PRACTICING IN GROUPS OF 9 OR LESS...";

Company response: The Company is supplementally providing documentation requested by the Staff via overnight courier. In "Appendix 2" to such supplemental documentation, the Company submits the cover page of the applicable report followed by the applicable page of the report referencing the disclosure.

     * "ACCORDING TO A JULY 2012 REPORT PUBLISHED BY THE CENTERS FOR DISEASE CONTROL AND PREVENTION, NATIONAL CENTER FOR HEALTH STATISTICS ONLY 29% OF SOLO PRACTITIONERS WERE ADOPTERS OF HER SYSTEMS"; AND

Company response: The Company is supplementally providing documentation requested by the Staff via overnight courier. In "Appendix 3" to such supplemental documentation, the Company submits the cover page of the applicable report followed by the applicable page of the report referencing the disclosure.

     * "THE PROPORTION OF PHYSICIANS WHO WERE ADOPTERS INCREASED AS THE SIZE OF THE PRACTICE INCREASED, WITH 60% OF PHYSICIANS IN 2-PHYSICIAN PRACTICES, 62% OF PHYSICIANS IN 3-TO-10-PHYSICIAN PRACTICES, AND 86% OF PHYSICIANS IN PRACTICES WITH 11 OR MORE PHYSICIANS HAVING ADOPTED EHR SYSTEMS."

Company response: The Company is supplementally providing documentation requested by the Staff via overnight courier. In "Appendix 4" to such supplemental documentation, the Company submits the cover page of the applicable report followed by the applicable page of the report referencing the disclosure.

     PLEASE ENSURE THAT ANY MATERIALS SUPPLEMENTALLY PROVIDED ARE APPROPRIATELY MARKED TO HIGHLIGHT THE SECTIONS RELIED UPON AND CROSS-REFERENCED TO YOUR PROSPECTUS.

Company response:The Company confirms that materials supplementally provided are appropriately marked to highlight the sections relied upon and cross-referenced to its prospectus.

SOURCES AND AVAILABILITY OF PRODUCTS AND SUPPLIES, PAGE 27

5. YOU STATE ON PAGE 27 THAT YOUR BASIC EMR SOFTWARE WILL BE READY FOR COMMERCIAL SALE 6-12 MONTHS FOLLOWING THE SUCCESSFUL COMPLETION OF YOUR OFFERING. THIS IS INCONSISTENT WITH YOUR DISCLOSURE ELSEWHERE IN THE PROSPECTUS THAT YOU WILL NOT HAVE A COMMERCIAL PRODUCT DEVELOPED FOR AT LEAST 12 MONTHS FROM THE COMPLETION OF THE OFFERING. PLEASE REVISE.

Company response: We have removed the referenced sentence from the referenced paragraph on page 27.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                          Very truly yours,

                                          /s/ Thomas E. Puzzo
                                          --------------------------------
                                          Thomas E. Puzzo


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